787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 23, 2006

Michael Pressman, Esq.
Special Counsel
Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Topps Company, Inc. Definitive Proxy Statement on Schedule 14A File No. 0-15817

Dear Mr. Pressman:

On behalf of The Topps Company, Inc. (the ‘‘Company’’), we transmit herewith for filing with the Securities and Exchange Commission in electronic format via EDGAR the Company's Definitive Proxy Statement on Schedule 14A for the 2006 Annual Meeting of Stockholders, together with the form of proxy card.

Should you have any questions concerning the enclosed, please call the undersigned at (212) 728-8000. Thank you very much.

Sincerely,

/s/ Holly K. Youngwood

Holly K. Youngwood

cc: Mr. Arthur T. Shorin, The Topps Company, Inc.